UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Dice Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

253017107
(CUSIP Number)

Michael Huber
QCP GP Investors II LLC
375 Park Avenue, 14th Floor
New York, New York 10152
(212) 418-1700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 8, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Quadrangle GP Investors II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	8,720,886
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	8,720,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,720,886
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒ See Item 5 and Item 6
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.1%
14	TYPE OF REPORTING PERSON: PN

1	NAMES OF REPORTING PERSONS: Quadrangle Capital Partners II-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	902,946
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	902,946
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 902,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒ See Item 5 and Item 6
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.4%
14	TYPE OF REPORTING PERSON: PN

1	NAMES OF REPORTING PERSONS: QCP GP Investors II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	8,720,886
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	8,720,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,720,886
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒ See Item 5 and Item 6
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.1%
14	TYPE OF REPORTING PERSON: OO

1	NAMES OF REPORTING PERSONS: Quadrangle Select Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	202,724
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	202,724
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 202,724
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒ See Item 5 and Item 6
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3%
14	TYPE OF REPORTING PERSON: PN

1	NAMES OF REPORTING PERSONS: Quadrangle Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	7,577,991
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	7,577,991
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 7,577,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒ See Item 5 and Item 6
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.4%
14	TYPE OF REPORTING PERSON: PN

This amendment No. 7 relates to the Schedule 13D filed by QCP GP Investors II LLC, Quadrangle GP Investors II LP, Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on February 29, 2008 (the “Schedule 13D”), relating to the Common Stock, $0.01 par value per share of Dice Holdings, Inc. Unless set forth below, all Items are unchanged from the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.    Identity and Background

               Item 2 is hereby amended and restated in its entirety:
(a)

This Schedule 13D is filed jointly by: (i) QCP GP Investors II LLC; (ii) Quadrangle GP Investors II LP; (iii) Quadrangle Capital Partners II LP; (iv) Quadrangle Select Partners II LP; and (v) Quadrangle Capital Partners II-A LP (collectively, the “Reporting Persons”).

QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “QCP II Funds”).  Each of QCP GP Investors II LLC and Quadrangle GP Investors II LP may be deemed to be the beneficial owner of the Shares (as defined herein) held by the QCP II Funds.

The managing member of QCP GP Investors II LLC is Quadrangle Holdings LLC, a Delaware limited liability company, and the managing members of Quadrangle Holdings LLC are Peter Ezersky and Michael Huber (collectively, the “Managing Members”).

The investment committee of QCP GP Investors II LLC makes voting and investment decisions with respect to the securities held by the Reporting Persons. Each of the three members of the investment committee of QCP GP Investors II LLC, Peter Ezersky, Michael Huber and Steven Felsher, disclaims ownership of such shares that may be deemed beneficially owned by the Reporting Persons or any of their affiliates.

(b)

The address of the principal business of each of the Reporting Persons and each of the Managing Members is 375 Park Avenue, 14th Floor, New York, New York, 10152.

(c)

The principal business of each of the Reporting Persons and each of the Managing Members is to invest in securities.

(d)-(e)
               In April 2010, certain of the Reporting Persons entered into settlements with the New York Attorney General (the "NYAG") and the Securities and Exchange Commission (the "SEC") relating to public pension fund investments in New York. Pursuant to these settlements, the Reporting Persons (i) neither admitted nor denied any allegations, (ii) agreed to pay New York State $7,000,000 and the SEC $5,000,000, (iii) were enjoined permanently from engaging in violations of certain federal securities laws (specifically, from engaging in conduct violative of Section 17(a)(2) of the Securities Act of 1933) and (iv) adopted the NYAG's Public Pension Fund Code of Conduct. The NYAG stated in documents filed in connection with the resolution of its investigation that the matters under investigation related solely to the actions of former Reporting Persons' employees. Except as noted above, during the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Managing Members, hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
               Each of the Reporting Persons is organized under the laws of the State of Delaware.  Each of the Managing Members is a citizen of the United States.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2011

QUADRANGLE CAPITAL PARTNERS II LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QUADRANGLE SELECT PARTNERS II LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QUADRANGLE GP INVESTORS II LP

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

QCP GP INVESTORS II LLC

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member
QUADRANGLE CAPITAL PARTNERS II-A LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member